

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
5005 Shen Jiang Road, Pudong New Area
Shanghai 200120
People's Republic of China

>   **Re: Qutoutiao Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **File No. 001-38644**

Dear Mr. Tan:

　　We have reviewed your October 27, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1.   We note your response to prior 1. Describe in greater detail how management considers the number of active users and inactive users in managing or monitoring the performance of the business. Tell us the number of installed users that remain active users and become inactive users after one year on your platform for each period presented.

2.   Please clarify your response to prior comment 4 that indicates you were able to expand your user base on some of the mobile applications without relying on loyalty programs. Describe how management considers the number of users under loyalty programs in

managing or monitoring the performance of the business. Please tell us your consideration of disclosing the number of users under the loyalty programs and any related trends for each period presented. In this regard, consider segregating the number of users by classifications such as by loyalty program, mobile application and desktop users.

Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

3.   We note your response to prior comment 3. Please further explain why the related parties and unrelated third-party customers cited in your response were granted similar payment terms and how you determined that they are comparable based on the criteria listed in your response. In this respect, we note that the related party companies under common control of the founder were only developed in late 2018. In addition, tell us the amount of revenue recognized and receivables from those third parties that were granted extended payment terms for 2019 and 2018.

        You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology